

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2011

<u>Via E-Mail</u>
Avraham Morgenstern, President
Olie, Inc.
382 NE 191st St. # 84220
Miami, FL 33179-3899

> **Re: Olie, Inc.**
> **Form S-1**
> **File No. 333-178208**
> **Filed November 29, 2011**

Dear Mr. Morgenstern:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please revise to clarify where Mr. Avraham Morgenstern is based. On pages 18 and 24, you allude to his residing in Miami, Florida, but you also refer to his being a British-based events planner on page 25. On page 27, you list his address as 66 Woodstock Avenue, NW11 9RJ, London, UK. You should revise your disclosure throughout your registration statement, including your summary, risk factors, business, property, and management sections to clarify. If Mr. Morgenstern is based in London, please add disclosure, including a risk factor, on how you will be able to operate a music production business in New York City with your officers located abroad. We note your financial statements disclose that you are headquartered in Israel on page F-6.

2.   We note that you include many hyperlinks to various websites to support the disclosures in your registration statement. Please confirm to us that you are aware of the Commission's interpretation that an embedded hyperlink within a Section 10 prospectus causes the hyperlinked information to be a part of that document. See Securities Act

Release No. 7856 (April 28, 2000).

Summary Information, page 5

3.   Please revise your summary section to provide a brief description of your business plan
        and the amount of funds needed to implement it. State the minimum amount of
        additional capital needed to fund your plan of operations for a period of 12 months from
        the date of anticipated effectiveness.

Risk Factors, page 6

4.   Please tell us the consideration you gave to including a risk factor alerting potential
        investors to the potential difficulties that might be encountered if they seek to effect
        service of process or enforcement of legal judgments on your members of management
        that are located outside the United States.

5.   In light of your need for additional financing, as noted by risk factor number 1, please tell
        us the consideration you gave to the inclusion of a risk alerting potential investors to the
        possible dilution that they may experience if new securities are issued to raise capital.

6.   We note that your principal executive officer does not appear to have any experience or
        expertise in the music production field. As such, it appears that a risk factor is necessary
        to prominently alert potential investors to this lack of experience, including how involved
        your secretary and director based in Israel, Mr. Freed, will be in your operations.

7.   It appears that on the effective date you will be subject to the reporting requirements of
        Section 15(d) of the Exchange Act and will not have a class of securities registered under
        Section 12 of that act. Although you state a current intent to file a Form 8-A after
        effectiveness of the Form S-1, you might not do so and have not yet filed a Form 8-K.
        Given your flexibility in this respect and the inherent uncertainties regarding future
        conduct, please tell us what consideration you gave to the inclusion of a risk factor
        informing potential investors of how the regulatory requirements imposed on 15(d)
        registrants are more limited than those imposed upon fully reporting companies and the
        resulting risks.

8.   We note that you have a very limited numbers of shareholders and given the size of your
        proposed offering, it appears likely that you will have less than 300 shareholders
        following the completion of the offering. Please tell us what consideration you have
        given to the inclusion of a risk factor that informs stockholders of the possibility that your
        reporting obligations may be suspended due to a limited number of shareholders, as well
        as the resultant risks in that event. The information you provide at page 24 does not
        appear sufficiently accessible to potential investors.

We may not have effective internal controls, page 8

9.   Please expand this paragraph to inform potential investors that management will not be required to conduct an evaluation of the effectiveness of its internal controls over financial reporting, until the fiscal year that is included in its second annual report. Also, state that so long as you remain a smaller reporting company, you will be exempt from the auditor attestation requirements concerning management's reports on effectiveness of internal controls over financial over financial reporting.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 15

10.   Please revise your disclosures regarding your quarter by quarter overview plan to indicate the amount of funds necessary to complete each phase of your plan.

11.   We note that your plan of operation does not include hiring any employees, with the exception of a public relations firm and a web programmer. Please revise here and your business section to clarify who or how will you conduction operations or provide music production services in New York City.

12.   Please revise to clarify your disclosure on page 15 that you "never actually have to meet our clients in person in order to conduct business" and your use of portable studio equipment. Your description of your business starting on page 21 does not refer these aspects of your business plan. Please provide a more thorough description of how you plan to operate without meeting your clients and using portable studio equipment. We note your disclosure on page 17 you do not plan to purchase any equipment.

13.   Please revise here and your business section on how studio facilities will be used in your business plan. Starting on page 21, you describe your business as a music production services company and you list recording studios as your competitors. It is unclear whether you will operate a recording studio, either at a fixed location or via portable equipment, or will merely rent or lease studio time for your clients. We note your plan of operation states you are seeking a studio in New York, New Jersey, or Brooklyn on page 15, but you only budgeted $10,000 for studio space on page 16.

Liquidity and Capital Resources, page 17

14.   Please revise to disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

15.   Please clarify whether significant amounts of the Company's cash and current assets will be located offshore.

Business, page 18

16.   We note your disclosure on page 18 of your limited operating activities. However, starting on page 21, you make various references to having past experience with mixers, clients, recording successfully over the "past four years," owning gear, recording five albums, etc. Since the Company did not exist prior to December 2010 or appears to have commenced operating activities, please substantially revise this section to only reflect the current and prospective activities of the Company.

17.   Please revise to clarify how you will offer the services listed on pages 21 and 22 of your registration statement. For example, it is unclear whether you will operate your own recording studio and what equipment you need to acquire to commence operations.

Management, page 25

18.   Please revise to clarify the meaning of the disclosure that Mr. Freed "started a sound engineering studio." It is unclear what the differences are between a "sound engineering studio" and a recording studio." It is also unclear whether Mr. Freed operated or owned a recording studio, and if so, whether Mr. Freed will perform any production services remotely from Israel.

Report of Independent Registered Public Accounting Firm, page F-1

19.   We note your liquidity disclosures where you indicate that cash from inception to date has been insufficient to provide the working capital necessary to operate. In addition, your risk factor disclosures on page 7 indicate that failure to secure additional financing will have a serious effect on your ability to execute your business plan and if you are unable to generate revenues, your business will most likely fail. Considering these and other similar disclosures throughout your filing and your discussion of the company's need for additional financing to fund your operations, tell us whether management believes you have a going concern issue. Further, tell us how your independent auditors considered AU 341 evaluating whether there was substantial doubt about the company's ability to continue as a going concern and how they concluded that an explanatory paragraph regarding the company's ability to continue as a going concern was not considered necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 with any other questions, or in his absence, me at (202) 551-3462. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail

Jonathan D. Strum, Esq.